
Mail Stop 4561

November 13, 2017

James D. McGraw
Chief Executive Officer
Ironclad Encryption Corporation
One Riverway
777 South Post Oak Lane
Suite 1700
Houston, Texas 77056

> **Re:** **Ironclad Encryption Corporation**
> **Registration Statement on Form S-1 filed October 17, 2017**
> **Amendment No. 1 filed October 24, 2017**
> **File No. 333-220995**

Dear Mr. McGraw:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please prominently disclose on the prospectus cover page and/or in the prospectus summary that your auditors have issued a going concern opinion.

Use of Proceeds, page 17

2. You disclose that proceeds from the sale of Class A common stock to Tangiers pursuant to the equity line arrangement will be used for general corporate purposes. Please clarify if any of the proceeds will be used to discharge indebtedness, and if so, please include the additional disclosures required under Item 504 of Regulation S-K. In this regard, we note that you have outstanding convertible notes payable to Tangiers.

3.   Please include a more robust discussion of the likelihood that the company will ever receive the full amount of proceeds from the Investment Agreement, and if the company is not likely to receive the full amount, why the parties chose the particular dollar amount of the equity line.

Selling Stockholders, page 20

4.   Please explain why the beneficial ownership of Delaney Equity Group before the offering presented in the table "[d]oes not include any of the 187,500 shares of Class A common stock currently owned by Delaney Equity Group as of October 17, 2017," as stated in footnote 4. Alternatively, revise the table as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

5.   We note your disclosure that, "absent additional cash inflows, [you] do not have adequate capital resources to continue to meet all of [y]our current and future obligations as they may come due over the next quarter and next twelve months," and we note you have quantified your working capital. Please revise this section to quantify as well the amount of funds that are necessary to implement your business plans for the next twelve months, and state how long you will be able to operate and maintain your periodic reporting obligations if you do not raise additional capital.

Notes to the Financial Statements

Note 1 – Organization, Recent History, and Description of Businesses, page F-5

6.   Your disclosure indicates that the reverse merger is deemed a recapitalization and the consolidated financial statements represent the substantive continuation of the operations and thus the financial statements of the subsidiary InterLok Key Management, Inc. Clarify why the financial statements included in your registration statement for the years ended December 31, 2016 and 2015 are the historical financial statements of Butte Highlands Mining Company rather than InterLok Key Management, Inc.

Note 6 – Subsequent Events, page F-17

7.   We note that Mr. McGraw's performance based option to purchase 10,000,000 shares is listed here as having an exercise price of $0.15 per share if the stock reaches $15 per share. Please revise the option price to be consistent with the price of $1.00 per share if the stock reaches $15 per share, as indicated in Section 3 of his employment agreement, or advise.

Exhibit 5.1 – Legality Opinion

8.   Please explain how counsel was able to conclude that the one million shares of your Class A common stock issuable pursuant to your Investment Agreement with Tangiers are currently – as opposed to "will be" – validly issued, fully paid and nonassessable," or have counsel revise its opinion as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Ted Schweinfurth
         Baker McKenzie